Hudbay Announces Updated Technical Report for Constancia

Toronto, Ontario, November 21, 2016 – HudBay Minerals Inc. (“Hudbay” or the “company”) (TSX, NYSE:HBM) announced that it has filed an updated National Instrument 43-101 technical report in respect of its 100% owned Constancia mine in Peru (the “2016 Technical Report”). The 2016 Technical Report includes updates of the mine plan, reserves and resources, throughput and capital and operating costs for the remaining life of mine at Constancia. All dollar amounts are in US dollars, unless otherwise noted.

Summary:

  The mine plan incorporates the high-grade Pampacancha satellite deposit and contemplates average annual production of 110,000 tonnes of copper in concentrate over the next five years (2017-2021) at a weighted average cash cost, net of by-product credits, of $0.97 per pound of copper, and a weighted average sustaining cash cost, net of by-product credits, of $1.27 per pound of copper (including the impact of capitalized stripping and the precious metal stream agreement with Silver Wheaton)1
  Mining of Pampacancha is planned to begin in 2018 with total project capital costs estimated at $54 million2
  Forecast life-of-mine (“LOM”) unit on-site operating costs of $7.91 per tonne milled before capitalized stripping, an 8% decrease from the equivalent LOM forecast in the company’s previous technical report on Constancia, which was filed in 2012
  Contained copper in reserves increased by 34% from 2017 through the end of mine life compared to the 2012 technical report, reflecting the previously reported increase in Constancia reserve tonnage

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1 Cash cost and all-in sustaining cash cost, net of by-product credits per pound of copper are not recognized under IFRS. By-product credits are calculated using reserve prices of $11.00 per pound molybdenum, $18.00 per ounce silver, $1,260 per ounce gold and include the impact of the precious metals streams and capitalized stripping. Sustaining cash cost excludes Pampacancha project capital. For a detailed description of each of these non-IFRS financial performance measures, please see the discussion under "Non-IFRS Financial Performance Measures" on page 3 of this news release.
2 Includes Pampacancha project capital but excludes the costs associated with acquiring surface rights.

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A summary of the updated mine plan is shown below:

	Units	2017E	2018E	2019E	2020E	2021E	5 Year Average	LOM Average[1]
Mine Plan Summary
Ore mined	million tonnes	34.6	34.1	27.7	32.2	31.8	32.1	30.5
Waste mined	million tonnes	38.4	39.1	33.8	36.9	37.0	37.0	34.0
Strip ratio	waste:ore	1.1	1.1	1.2	1.1	1.2	1.2	1.1
Ore milled	million tonnes	30.9	31.0	30.9	31.0	30.9	30.9	30.7
Copper grade milled	% Cu	0.41%	0.39%	0.44%	0.40%	0.42%	0.41%	0.30%
Copper recovery	% Cu	85.0%	86.0%	86.6%	87.0%	87.1%	86.3%	88.6%
Copper concentrate produced	thousand dry metric tonnes	426	417	418	379	399	408	294
Molybdenum concentrate produced	thousand dry metric tonnes	0.5	3.4	3.8	4.2	3.6	3.8	3.1
Copper production[2]	thousand tonnes	107	104	118	107	113	110	81
Molybdenum production[2]	thousand tonnes	0.3	1.7	1.9	2.1	1.8	1.9	1.6
Gold production[2]	thousand oz	23	40	94	81	102	68	34
Silver production[2]	thousand oz	2,848	2,523	2,577	2,667	3,232	2,770	2,090
Total on-site costs (excluding impact of capitalized stripping)[3]	$/t milled	$8.43	$8.09	$7.92	$8.03	$8.22	$8.14	$7.91
Total on-site costs (including impact of capitalized stripping)[3]	$/t milled	$7.84	$7.53	$7.74	$7.55	$7.80	$7.69	$7.39
Cash Cost[4]
Cash cost	$/lb Cu	$1.30	$1.09	$0.81	$0.86	$0.83	$0.97	$1.28
Sustaining cash cost	$/lb Cu	$1.83	$1.34	$1.01	$1.15	$1.08	$1.27	$1.62
Capital Expenditures
Sustaining capital	$ million	$103	$34	$42	$51	$48	$55	$41
Capitalized stripping	$ million	$18	$17	$5	$15	$13	$14	$16
Total sustaining capital
(including capitalized stripping)	$ million	$121	$51	$47	$66	$61	$69	$57
Pampacancha capital	$ million	$11	$29	$13	$1	$1	$11	-

Totals may not add up correctly due to rounding.
1 Life-of-mine average calculated from 2017-2035.
2 Production refers to contained metal in concentrate.
3 On-site costs include mining, milling and G&A costs.
4 Cash cost and sustaining cash cost are reported net of by-product credits, are calculated at reserve prices ($3.00 per pound copper, $11.00 per pound molybdenum, $18.00 per ounce silver, $1,260 per ounce gold) and include the impact of the precious metals stream and capitalized stripping. Cash cost includes on-site and off-site costs, and sustaining cash cost includes the addition of royalties and sustaining capital, but excludes Pampacancha project capital.

For additional detail, refer to the full 2016 Technical Report, which is available under Hudbay’s profile on SEDAR at www.sedar.com.

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Non-IFRS Financial Performance Measures

Cash cost and sustaining cash cost, net of by-product credits, per pound of copper are shown because the company believes they help investors and management assess the performance of its operations, including the margin generated by the operations and the company. These measures do not have a meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. These measures should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS and are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently. For further details on these measures, including reconciliations of our cash cost and sustaining cash cost, net of by-product credits, per pound of copper produced for the third quarter of 2016 to the most comparable IFRS measures, please refer to page 28 of Hudbay's management's discussion and analysis for the three and nine months ended September 30, 2016 available on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Qualified Person

The technical and scientific information in this news release has been approved by Cashel Meagher, P. Geo, our Senior Vice President and Chief Operating Officer. Mr. Meagher is a qualified person pursuant to NI 43-101. For a description of the key assumptions, parameters and methods used to estimate mineral reserves and resources, as well as data verification procedures and a general discussion of the extent to which the estimates of scientific and technical information may be affected by any known environmental, permitting, legal title, taxation, sociopolitical, marketing or other relevant factors, please refer to the 2016 Technical Report as filed by us on SEDAR at www.sedar.com.

Note to United States Investors

This news release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which may differ materially from the requirements of United States securities laws applicable to U.S. issuers.

Information concerning the Constancia mine has been prepared in accordance with the requirements of Canadian securities laws, which differ in material respects from the requirements of the Securities and Exchange Commission (the “SEC”) set forth in Industry Guide 7. Under the SEC’s Industry Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time of the reserve determination, and the SEC does not recognize the reporting of mineral deposits which do not meet the SEC Industry Guide 7 definition of “Reserve”.

In accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) of the Canadian Securities Administrators, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Definition Standards for Mineral Resources and Mineral Reserves adopted by the CIM Council on May 10, 2014. While the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are recognized and required by NI 43-101, the SEC does not recognize them. You are cautioned that, except for that portion of mineral resources classified as mineral reserves, mineral resources do not have demonstrated economic value. Inferred mineral resources have a high degree of uncertainty as to their existence and as to whether they can be economically or legally mined. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Therefore, you are cautioned not to assume that all or any part of an inferred mineral resource exists, that it can be economically or legally mined, or that it will ever be upgraded to a higher category.

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Likewise, you are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be upgraded into mineral reserves.

Forward-Looking Information

This news release contains forward-looking information within the meaning of applicable Canadian and United States securities legislation. All information contained in this news release, other than statements of current and historical fact, is forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “budget”, “guidance”, “scheduled”, “estimates”, “forecasts”, “strategy”, “target”, “intends”, “objective”, “goal”, “understands”, “anticipates” and “believes” (and variations of these or similar words) and statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” “occur” or “be achieved” or “will be taken” (and variations of these or similar expressions). All of the forward-looking information in this news release is qualified by this cautionary note.

Forward-looking information includes, but is not limited to, production, cost and capital expenditure forecasts, the timing of the development of the Pampacancha deposit, reserve and resource estimates and the other information included in the table entitled “Mine Plan Summary.” Forward-looking information is not, and cannot be, a guarantee of future results or events. Forward-looking information is based on, among other things, opinions, assumptions, estimates and analyses that, while considered reasonable by us at the date the forward-looking information is provided, inherently are subject to significant risks, uncertainties, contingencies and other factors that may cause actual results and events to be materially different from those expressed or implied by the forward-looking information.

The material factors or assumptions that Hudbay identified and were applied by the company in drawing conclusions or making forecasts or projections set out in the forward-looking information include, but are not limited to:

  the success of mining, processing, exploration and development activities;
  the success of Hudbay’s cost reduction initiatives;
  the accuracy of geological, mining and metallurgical estimates;
  anticipated metals prices and the costs of production;
  the supply and demand for metals that Hudbay produces;
  the supply and availability of concentrate for Hudbay’s processing facilities;
  the supply and availability of third party processing facilities for Hudbay’s concentrate;
  the supply and availability of all forms of energy and fuels at reasonable prices;
  the availability of transportation services at reasonable prices;
  no significant unanticipated operational or technical difficulties;
  the execution of Hudbay’s business and growth strategies, including the success of its strategic investments and initiatives;
  the availability of additional financing, if needed;
  the ability to complete project targets on time and on budget and other events that may affect Hudbay’s ability to develop its projects;
  the timing and receipt of various regulatory and governmental approvals;
  the availability of personnel for Hudbay’s exploration, development and operational projects and ongoing employee relations;
  the ability to secure required land rights to develop the Pampacancha deposit;
  maintaining good relations with the communities in which Hudbay operates, including the communities surrounding its Constancia mine no significant unanticipated challenges with stakeholders at Hudbay’s various projects;

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  no significant unanticipated events or changes relating to regulatory, environmental, health and safety matters;
  no contests over title to Hudbay’s properties, including as a result of rights or claimed rights of aboriginal peoples;
  the timing and possible outcome of pending litigation and no significant unanticipated litigation;
  certain tax matters, including, but not limited to current tax laws and regulations and the refund of certain value added taxes from the Canadian and Peruvian governments; and
  no significant and continuing adverse changes in general economic conditions or conditions in the financial markets (including commodity prices and foreign exchange rates).

The risks, uncertainties, contingencies and other factors that may cause actual results to differ materially from those expressed or implied by the forward-looking information may include, but are not limited to, risks generally associated with the mining industry, such as economic factors (including future commodity prices, currency fluctuations, energy prices and general cost escalation), dependence on key personnel and employee and union relations, risks related to political or social unrest or change, risks in respect of aboriginal and community relations, rights and title claims, operational risks and hazards, including unanticipated environmental, industrial and geological events and developments and the inability to insure against all risks, failure of plant, equipment, processes, transportation and other infrastructure to operate as anticipated, planned infrastructure improvements in Peru not being completed on schedule or as planned, compliance with government and environmental regulations, including permitting requirements and anti-bribery legislation, depletion of Hudbay’s reserves, volatile financial markets that may affect Hudbay’s ability to obtain additional financing on acceptable terms, the failure to obtain required approvals or clearances from government authorities on a timely basis, uncertainties related to the geology, continuity, grade and estimates of mineral reserves and resources, and the potential for variations in grade and recovery rates, uncertain costs of reclamation activities, the company’s ability to comply with its pension and other post-retirement obligations, Hudbay’s ability to abide by the covenants in its debt instruments and other material contracts, tax refunds, hedging transactions, as well as the risks discussed under the heading “Risk Factors” in the company’s most recent Annual Information Form.

Should one or more risk, uncertainty, contingency or other factor materialize or should any factor or assumption prove incorrect, actual results could vary materially from those expressed or implied in the forward-looking information. Accordingly, you should not place undue reliance on forward-looking information. Hudbay does not assume any obligation to update or revise any forward-looking information after the date of this news release or to explain any material difference between subsequent actual events and any forward-looking information, except as required by applicable law.

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About Hudbay

Hudbay (TSX: HBM) (NYSE: HBM) is an integrated mining company producing copper concentrate (containing copper, gold and silver) and zinc metal. With assets in North and South America, the company is focused on the discovery, production and marketing of base and precious metals. Through its subsidiaries, Hudbay owns four polymetallic mines, four ore concentrators and a zinc production facility in northern Manitoba and Saskatchewan (Canada) and Cusco (Peru), and a copper project in Arizona (United States). The company is governed by the Canada Business Corporations Act and its shares are listed under the symbol "HBM" on the Toronto Stock Exchange, New York Stock Exchange and Bolsa de Valores de Lima. Hudbay also has warrants listed under the symbol "HBM.WT" on the Toronto Stock Exchange and "HBM/WS" on the New York Stock Exchange. Further information about Hudbay can be found on www.hudbayminerals.com.

For further information, please contact:

Candace Brûlé
Director, Investor Relations
(416) 814-4387
candace.brule@hudbay.com